SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cellular Biomedicine Group, Inc.
(Name of Issuer)

Common Stock, par value of $0.001 per share
(Title of Class of Securities)

15117P102
(CUSIP Number)

Bizuo (Tony) Liu

c/o Cellular Biomedicine Group, Inc.

1345 Avenue of Americas, 15th Floor

New York, New York 10105

(347) 905-5663

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☑**

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** With the exception of Mission Right Limited, none of the Reporting Persons (defined below) previously filed a statement on Schedule 13G with respect to securities of the Issuer (defined below).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117P102	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Bizuo (Tony) Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 863,617 shares of Common Stock (includes 616,100 shares issuable upon exercise of options and 32,500 shares issuable upon the vesting of restricted stock units)**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 863,617 shares of Common Stock (includes 616,100 shares issuable upon exercise of options and 32,500 shares issuable upon the vesting of restricted stock units)****
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

863,617 shares of Common Stock (includes 616,100 shares issuable upon exercise of options and 32,500 shares issuable upon the vesting of restricted stock units)****

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

** See Items 5 and 6.

CUSIP No. 15117P102	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Li (Helen) Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 119,898 shares of Common Stock (includes 91,700 shares issuable upon exercise of options and 9,485 shares issuable upon the vesting of restricted stock units)**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 119,898 shares of Common Stock (includes 91,700 shares issuable upon exercise of options and 9,485 shares issuable upon the vesting of restricted stock units)**
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

119,898 shares of Common Stock (includes 91,700 shares issuable upon exercise of options and 9,485 shares issuable upon the vesting of restricted stock units)**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

** See Items 5 and 6.

CUSIP No. 15117P102	SCHEDULE 13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Yihong Yao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 114,949 shares of Common Stock (includes 61,500 shares issuable upon exercise of options and 7,180 shares issuable upon the vesting of restricted stock units)**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 114,949 shares of Common Stock (includes 61,500 shares issuable upon exercise of options and 7,180 shares issuable upon the vesting of restricted stock units)**
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

114,949 shares of Common Stock (includes 61,500 shares issuable upon exercise of options and 7,180 shares issuable upon the vesting of restricted stock units)**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

** See Items 5 and 6.

CUSIP No. 15117P102	SCHEDULE 13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Chengxiang (Chase) Dai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 64,286 shares of Common Stock (includes 41,700 shares issuable upon exercise of options and 8,836 shares issuable upon the vesting of restricted stock units)**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 64,286 shares of Common Stock (includes 41,700 shares issuable upon exercise of options and 8,836 shares issuable upon the vesting of restricted stock units)**
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

64,286 shares of Common Stock (includes 41,700 shares issuable upon exercise of options and 8,836 shares issuable upon the vesting of restricted stock units)**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

** See Items 5 and 6.

CUSIP No. 15117P102	SCHEDULE 13D	Page 6 of 8 Pages

1	NAME OF REPORTING PERSON Mission Right Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,030,640 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,030,640 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,030,640 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 15117P102	SCHEDULE 13D	Page 7 of 8 Pages

This Amendment No. 1 amends and supplements the Schedule 13D originally filed on November 13, 2019 (the "Original Schedule 13D") relating to the common stock, $0.001 par value per share (the "Common Stock"), of Cellular Biomedicine Group, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meaning set forth in the Original Schedule 13D. This Amendment No. 1 amends Item 5(b) as set forth below.

Item 5.	Interest in Securities of the Issuer

Item 5(b) of the Original Schedule 13D is hereby amended and restated as follows:

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Because of the arrangements in the Consortium Agreement and the Adherence Agreements, the Reporting Persons and the other members of the Buyer Consortium that beneficially own stock may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Act. Collectively, the "group" may be deemed to beneficially own an aggregate of 5,062,978 shares of outstanding Common Stock (including an aggregate of 811,000 shares of Common Stock issuable upon the exercise of options, 58,001 shares of Common Stock issuable upon the vesting of restricted stock units held by the Reporting Persons and 358,974 shares of Common Stock issuable upon the conversion of convertible notes held by members of the Buyer Consortium), which represents approximately 24.7% of the total shares of outstanding Common Stock (accounting for all Common Stock that would be outstanding upon exercise of all of the foregoing options, vesting of the foregoing restricted stock units and conversion of the foregoing convertible notes). Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any shares of Common Stock beneficially owned by any other member of the Buyer Consortium and any of their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 15117P102	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: January 30, 2020

/s/ Bizuo (Tony) Liu
BIZUO (TONY) LIU

/s/ Li (Helen) Zhang
LI (HELEN) ZHANG

/s/ Yihong Yao
YIHONG YAO

/s/ Chengxiang (Chase) Dai
CHENGXIANG (CHASE) DAI

MISSION RIGHT LIMITED

By: /s/ Chan Boon Ho Peter
Name: Chan Boon Ho Peter
Title: Director